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                                                                    Exhibit 99.2



                             FOR IMMEDIATE RELEASE
                             ---------------------

Contact:
Kevin McGrath                                 Barry Sloane
Cameron Associates, Inc.                      Chairman of the Board & CEO
212-245-8800                                  Newtek Capital, Inc.
Kevin@cameronassoc.com                        212-826-9022
                                              bsloane@newtekcapital.com

NEWTEK CAPITAL ANNOUNCES JEFF SCHOTTENSTEIN JOINS BOARD OF DIRECTORS

New York, NY, Aug 29, 2001 - Newtek Capital, Inc. (AMEX: NKC), a specialist in acquiring, developing and operating early stage high growth businesses, today announced that Jeff Schottenstein, a principal in Wilshire Partners, LLC, Newtek's Florida certified capital company, has joined Newtek's Board of Directors.

During the past 30 years, Mr. Schottenstein has been a Director of Schottenstein Investments, a diversified holding company with $650 million in assets, Vice President of Schottenstein Stores' Value City Division (NYSE: VCD), and since 1984, CEO of Schottenstein Realty Company, which specializes in the investment and restructuring of real estate companies. Mr. Schottenstein has been involved in the real estate assets liquidation of numerous retail enterprises, including Weiboldts' Department Stores, Chicago, IL; Strauss Auto Parts, New York, NY; Valley Fair Discount Stores, NJ: Steinbach Stores, and others. In 1992, Mr. Schottenstein leveraged a distressed real estate property in Charlotte, NC into a state-of-the-art convention center. Subsequently Mr. Scottenstein's company, along with Portman Holdings and Starwood Westin Hotels, was the successful bidder to erect a 710-room Westin convention center hotel and 1700-car parking deck adjacent to the new convention center.

Barry Sloane, Newtek's Chairman and CEO stated: "We are excited to have someone of Jeff's caliber not only as one of our full time Florida principals, but also a board member. As our business continues to grow, Jeff's broad range of skills and experience with early stage companies can be more fully utilized by our organization."

Newtek Capital, Inc. (www.newtekcapital.com) creates significant non-dilutive capital through the operation of seven CAPCOs in four states. Since 1998, Newtek has raised more than $119 million of certified capital and has made investments in 28 companies, 11 majority-owned or primarily controlled partner companies and investments in 17 other businesses. Newtek currently anticipates continuing its current pace of two to three strategic investments per quarter. Newtek's portfolio of partner companies includes Transworld Business Brokers, Direct Creations, Starphire Technologies, NicheDirectories, Group Management Technologies, AIDA Corp and Merchant Data Systems. Newtek operates as a holding company for a network of partner companies in a collaborative and coordinated effort to develop successful businesses in a number of emerging and technological areas. Newtek has offices in New York City, East Meadow, NY, Miami, FL, Mequon, WI, New Orleans, LA and Buffalo, NY.


The statements in this release may contain forward-looking statements relating to such matters as anticipated future financial performance, business prospects and similar matters. The Private Securities Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results to differ materially from the anticipated results expressed in the Company's forward looking statements such as intensified competition and/or operating problems in its operating business projects and their impact on revenues and profit margins The Company also notes that overall profitability could be materially effected by economic conditions and unanticipated developments in the core businesses of our partner companies.